Filed by Tesla Motors, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Filer: Tesla Motors, Inc.

Subject Company: SolarCity Corporation

Form S-4 File No.: 333-213390

Date: November 1, 2016

The following was posted to the website of Tesla Motors, Inc. on November 1, 2016.

•	Strategic rationale:

»	The acquisition of SolarCity will create the world’s only integrated sustainable energy company, from energy generation to storage to transportation.

»	Just as Tesla has demonstrated the superiority of electric vehicles, the solar roof and Powerwall 2 will transform energy generation and storage.

•	Financial benefits:

»	The transaction is expected to be additive to Tesla’s cash balance. SolarCity increased its cash from Q2 to Q3 2016 and expects to increase it further in Q4 2016. We expect SolarCity to add more than half a billion dollars in cash to Tesla’s balance sheet over the next 3 years.

»	Continuing to transition to loans and cash transactions as opposed to leases will significantly improve SolarCity’s GAAP revenue and profitability.

»	More than half of SolarCity’s debt is project financing; this debt is non-recourse and is more than offset by the cash flows from customer payments.

»	SolarCity obtained about $1 billion in project financing since July 1, 2016, demonstrating the strength of its financial condition.

•	Tesla’s execution:

»	With record quarterly production and deliveries, Tesla achieved GAAP profitability and generated positive free cash flow in Q3 2016, while remaining on track with Model 3 and Gigafactory development.

»	Tesla also paid down $422 million of convertible debt and expanded its third party leasing capacity by $675 million and its direct leasing capacity by $300 million.

»	With Tesla executing well on its existing goals, it can successfully integrate SolarCity and realize the financial benefits that come from the acquisition.

Our Mission, Our Vision, and Our Products

This year, CO2 concentration levels permanently exceeded the alarming 400 parts per million threshold. Many climate scientists believe this level will have a catastrophic impact on the environment. According to NASA, 2016 had the warmest September in 136 years of modern record-keeping.

Tesla’s mission has always been to help solve this problem by accelerating the world’s transition to sustainable energy. To achieve this, energy needs to be sustainably generated, sustainable energy needs to be stored for later use, and sustainable energy needs to be used for transportation. And to be effective, the technology used for generation, storage and transportation all need to work together in an integrated way that makes the experience seamless.

Record High CO2 Levels

During last week’s live Powerwall 2 and solar roof launch event, we shared our vision for how we can create this integrated sustainable energy future. That vision consists of three pieces. First, there will be a solar roof that will generate sustainable energy from a rooftop that looks better and is more durable than a normal roof, that can be easily customized to fit the unique needs of each house, and that will lower costs to the consumer. Second, the Powerwall 2 storage system, which starts production this quarter at the Gigafactory, will take the energy that is generated by any source (whether from the solar roof, another solar power system, or even the grid) and use it when it’s most beneficial, such as during the night, during a power outage, or simply when the customer can make money by doing so. Third, sustainable energy needs to be used for transportation, which is why electric vehicles are so important.	Sustainable Energy Future

With these products, our customers will have an entire sustainable energy ecosystem, comprised of products whose benefits go far beyond simply being sustainable. They will be products that like Model S and Model X, you want to show your friends and family because they are so much better than anything you ever had before.

This is our vision for the future – one that is sustainable, less expensive, and just better. We hope you agree that this is a future we should all want.

The Acquisition of SolarCity

Tesla’s acquisition of SolarCity is an important part of creating this future. The acquisition will enable us to transform into a truly integrated sustainable energy company capable of developing, producing, selling, installing, and servicing these products in the most seamless way possible.

Tesla has already shown through Model S and Model X, and with our unveiling of Model 3, that the future of automobiles is going to consist exclusively of electric vehicles. People doubted that when we first came out with the Roadster eight years ago, but given the success of Model S and Model X, the overwhelming interest in Model 3, and the fact that other car companies are finally starting electric vehicle programs of their own, no one should doubt that anymore. Every car will ultimately be electric.

Those same naysayers may have similar feelings about solar and storage, but it probably would be unwise to trust them again. Indeed, we are just as confident that the future of energy generation will overwhelmingly consist of solar paired with an integrated storage system.

This is where Tesla’s acquisition of SolarCity can make a huge difference. SolarCity is the #1 provider of residential and commercial solar. It maintains a vertically integrated supply chain for high efficiency module manufacturing, it has its own direct sales force, and it has the best installation team in the industry. Moreover, it has figured out how to offer innovative financing options to reduce its cost of capital and make solar energy more accessible and affordable to more customers. The ability to couple all of these advantages with Tesla’s design and manufacturing expertise, its global retail footprint, and its loyal customer following provides a unique combination that exceeds what any other company can offer.

The Business of SolarCity

SolarCity’s business is unfamiliar to some and its financials are often misinterpreted. As a result, it’s important to emphasize the financial health of SolarCity’s business.

The bottom line is that we expect the acquisition of SolarCity to bring significant financial benefits to the combined company. In Q4 2016 alone, we expect SolarCity to add to Tesla’s cash position. We also expect SolarCity to immediately account for 40% of the assets of the combined company on a historical cost basis, to contribute $1+ billion in revenue in 2017, and to add more than half a billion dollars in cash to Tesla’s balance sheet over the next 3 years.

How SolarCity Generates Revenue and Manages Costs

SolarCity finances equipment and construction based on customer payments – much like other subscription-based businesses like regional utilities and cable or voice service providers – and receives a steady stream of contracted cash as a result. Historically, it incurred GAAP losses because, for solar panels financed under leases and power purchase agreements (PPAs), it is required to recognize far more cost in the period a solar system is installed as compared to the revenue, which is recognized gradually over the total contracted period. While this means it has reported GAAP losses, the economic reality is that its customer payments exceed the cost to build the systems, which fundamentally creates a solid foundation for the company.

Regardless, SolarCity is now no longer as reliant on leasing. Its customers are increasingly choosing to opt for cash purchases and loans, which creates a healthier mix of upfront and recurring revenue. In May, SolarCity rolled out a new loan offering and in each subsequent month the percentage of its business derived from purchases – cash and loans – has increased significantly. Nearly one-third of SolarCity’s residential bookings in September were purchases, an approximately four-fold increase over the percentage in Q1. As a combined company, we expect this percentage to continue to increase in 2017.

Increasing the percentage of loans and cash purchases has a significant, positive impact on GAAP revenue and profitability, as SolarCity recognizes revenue from cash and loan systems upfront. Historically, SolarCity’s revenue has grown significantly each year, and the migration to cash and loan transactions will accelerate revenue growth even faster. Every 300MW of purchased residential systems generates approximately $1 billion in additional revenue.

On the cost side, SolarCity has steadily brought down the cost of deploying solar assets over time by focusing on reducing sales, installation and overhead costs per installed watt. The acquisition by Tesla of SolarCity would accelerate that progress.

Significant Revenue and Cost Synergies Will Come From This Acquisition

We’ve already stated that we believe we can realize more than $150 million of direct cost synergies within the first full year after closing. These savings are from sales and marketing efficiencies through cross-selling, the elimination of overlapping R&D and product development efforts, and reduced overhead costs.

Additionally, revenue synergies will be achieved by leveraging Tesla’s global retail footprint to drive solar sales and because we can create much more transformative and integrated products as a combined company than we possibly can separately. It also helps that the customer bases of both companies have an overlapping interest in the products that each of us offers. This will create a significant competitive benefit.

The revenue synergies are further enhanced in that SolarCity almost exclusively generates revenue from 22 states in the U.S. whereas Tesla has a national and global reach that continues to expand as we enter new markets. Furthermore, as a combined company, we will be able to greatly simplify the installation process for vehicle charging, solar and storage products. Through all of these cost and revenue synergies, Tesla intends to apply the same strict cost discipline that has been successful for Tesla in the past and that we believe will result in a reduced cost structure for the combined company.

Cost Synergies

$150mm of direct cost synergies expected to be achieved in first full year after closing

Cost synergies driven by:

•       Sales and marketing efficiencies enabled though cross-selling

•       Significant corporate and overhead savings

Additional potential cost savings:

•       Lowering hardware costs and total cost of ownership (TCO)

•       Reducing installation and service costs

•       Improving manufacturing efficiency

•       Reducing customer acquisition costs through combined sales channels

•       Optimizing capital expenditure costs

Revenue Synergies

•       Leverage Tesla’s footprint to drive solar sales leads and consumer trust

•       Increase solar leads from foot traffic in Tesla stores – customers have overlapping product interest

•       Global reach of Tesla’s 190+ stores and brand as solar product expands internationally

•       Simplifying the install process for vehicle charging, solar, and storage products

•       Single ordering experience, installation, and service contract

SolarCity’s Assets vs. Liabilities

SolarCity’s debt position is much different than how it is sometimes described. SolarCity uses debt financing to build assets – solar power systems – that remain on its balance sheet. This debt is non-recourse to the company, meaning that even if SolarCity were to default on it, only the secured collateral is at risk and SolarCity would not have any additional liability. More than half of the company’s debt falls into this category.

SolarCity’s $5.2 billion in solar assets1 significantly exceed both its recourse and non-recourse debt. Of the more than 300,000 solar power systems the company has installed, the majority are under leases and PPAs, and are contracted to generate more than $8 billion in customer payments over the next 20 years, and up to $4.8 billion more with customer renewals after year 20. These customer payments fund the retirement of SolarCity’s non-recourse debt. SolarCity’s recurring cash flows exceed a net present value of $2 billion2 above and beyond non-recourse debt repayment, all of which will ultimately accrue to the combined company if the acquisition is approved.

SolarCity weighs the benefits of the present and future cash its systems generate against the cost of signing up and installing new customers. Getting the mix right is important. By taking on project debt that is non-recourse to SolarCity, it can install more solar power systems, which produce cash flows, now and in the future.

SolarCity’s Liquidity

SolarCity’s cash position is strong. Although the proposed acquisition initially caused a temporary delay in financings, those financings have now come in. SolarCity increased its cash balance from Q2 to Q3 2016. And as SolarCity further shifts its product mix to cash sales and loans, it will further increase the upfront cash generation of new installations and expects to increase its cash balance even more in Q4 2016.

The past 120 days have been one of the most successful periods of asset financing in SolarCity’s history. About $1 billion has been added to its project financing with increasingly favorable economics, including five tax equity funds, an SREC financing, solar loan financing from multiple lenders and a second cash equity transaction. For example, the company closed a $305 million cash equity transaction, created a fund with Citi to finance $347 million in solar projects in September, and at the end of October, announced a new fund with Credit Suisse to finance an additional $300+ million in projects.

SolarCity’s asset financings generate a mix of upfront cash and long term recurring revenue. The consistent valuation and performance of SolarCity’s solar installations and contracts allow these projects to receive excellent terms from financing partners. As stated above, these financings are non-recourse to SolarCity.

[1]	As of June 30, 2016
[2]	NPV at 6% discount rate

Solar Policy

There is clearly overwhelming American public support for policies that support the increased use of residential solar. In late 2015, the Investment Tax Credit, which permits the owner of a solar system to claim 30% of its installed cost as a tax credit, was extended through the end of 2021. An energy storage system, when paired with a solar system, also qualifies for this credit.

Also, a majority of state regulatory bodies have acted to implement and protect net metering, a tariff that quickly and easily encourages adoption of solar. However, leading solar states, acknowledging that net metering as initially implemented will not get us to full societal adoption of solar, have created new policies to encourage the continued growth of solar. California’s “NEM 2.0” policy has created a clear migration path to continue to allow solar customers to receive fair compensation for the solar power they produce even as the adoption of solar increases, and implicitly encourages the adoption of battery storage by assigning a higher value to electricity provided when the grid needs it most. The solar and utility industry also reached a landmark deal in New York to encourage sustainable growth of rooftop solar in the state.

A combination of Tesla and SolarCity will create a tightly integrated solar and battery combination that will provide grid-independent, renewable backup power today, and a hedge for customers against future changes to net metering. More significantly, the integration enhances the opportunity for the combined company to sell grid services into the $50 billion per year distribution and transmission market. A number of utilities across the country are beginning to incorporate battery storage to help manage the grid.

The Business of Tesla

Tesla’s Q3 2016 results demonstrate how focused we are on strengthening cash generation and profitability in order to self-fund as much of our continued investments as possible. We have made great progress on this in 2016, highlighted by our GAAP profit and positive free cash flow in Q3.

We are also driving capital efficiency without sacrificing the future as evidenced by our significant reduction in CapEx ahead of the Model 3 push. In 2015, our quarterly CapEx averaged nearly $400 million, compared to $250 million per quarter through the first three quarters of 2016. In addition, we have updated our 2016 CapEx guidance to cut more than $400 million in spending due to the improvement in our capital efficiency.

We are also reaching the stage of generating true operating leverage. In Q3 2016 revenue grew 81% quarter over quarter and 145% year over year, while operating expenses only grew 7% and 33%, respectively.

Tesla Continues to Access Capital Markets Strategically

Tesla continues to successfully access the capital markets for our corporate debt and equity to expand our business operations. Tesla has a history of successfully issuing equity since our IPO in 2010. Most recently, we issued a $1.7 billion equity offering to accelerate the production ramp of Model 3.

Combined with our strong operational performance, this has left us in a good liquidity position. We have more than $3 billion of cash and an additional $750 million of liquidity for working capital purposes. We also recently obtained an additional $300 million in liquidity to fund vehicle leases for new customers.

In addition, we recently de-levered the business by paying down $422 million of our 2018 convertible notes, reducing the aggregate principal amount of those notes to $224 million. Since SolarCity also has a 2018 convertible notes issuance, this significantly de-risks the debt profile of the combined company.

In terms of future equity or debt offerings, we always monitor the market and the macroeconomic situation to determine whether it’s appropriate to de-risk the business by having even greater capital reserves. However, given our recent execution and our future production targets, there is no economic need to raise more capital now.

Financial Synergies from Raising Capital for our Customers

There are significant synergies between the project financing that SolarCity does and the retail finance products that our customers need.

As described above, SolarCity has raised about $1 billion of project financing over just the last 120 days. Similarly, Tesla partners with a global network of financial institutions to provide attractive retail financing sources for vehicle purchases. Tesla has obtained $1.5 billion of vehicle leasing capacity in North America alone. In just the last 90 days, Tesla has secured $675 million in additional vehicle leasing capacity in North America.

With the acquisition of SolarCity, Tesla now has the opportunity to accelerate SolarCity’s transition away from leases by tapping into Tesla’s global network of loan providers. Additionally, SolarCity has strong asset based securitization expertise in the solar space, and the acquisition will allow Tesla to utilize this expertise to monetize our vehicle leasing portfolios. This has the potential to create significant benefits for both companies.

Conclusion

SolarCity provides nearly one out of every three new residential and commercial solar power systems in the U.S., and now has more than 300,000 installed residential and commercial customers across the country. By combining SolarCity with Tesla, we expect to significantly expand our total addressable market to include a solar market that generates $12 billion in the U.S. alone, and that is expected to grow at a compounded annual growth rate of between 15-20% in the next 5 years. Additionally, with the new products that we have shown, we expect that solar’s share of the nation’s $400 billion in annual retail electricity sales will increase more than anyone currently expects. And by pairing storage with solar, we can capture a market for our batteries that goes way beyond the market for our cars, thus maximizing the scale and potential of the Gigafactory, where we are developing the world’s leading battery technology.

Tesla and SolarCity have a tremendous opportunity to create a vertically integrated sustainable energy company offering end-to-end clean energy products. Leveraging the core competencies of each company, consumers can look forward to deploying and consuming energy in an efficient and sustainable way, with SolarCity’s existing solar power systems and ultimately with a solar roof, a Powerwall 2 that maximizes the benefits of the combined system, and a Model S, Model X or Model 3, all while lowering costs and minimizing dependence on fossil fuels and the utility grid.

FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

Certain statements in this document, including statements relating to the proposed combination of SolarCity Corporation (“SolarCity”) and Tesla Motors, Inc. (“Tesla”) and the combined company’s future financial condition, performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Tesla’s and SolarCity’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the transaction, including requisite approval by Tesla and SolarCity stockholders, on a timely basis or at all; delay in closing the transaction; the ultimate outcome and results of integrating the operations of Tesla and SolarCity and the ultimate ability to realize synergies and other benefits; business disruption following the transaction; the availability and access, in general, of funds to meet debt obligations and to fund ongoing operations and necessary capital expenditures; and the ability to comply with all covenants in the indentures and credit facilities of Tesla and SolarCity, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross-default provisions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Tesla’s and SolarCity’s most recent reports on Form 10-K and Form 10-Q and other documents of Tesla and SolarCity on file with the Securities and Exchange Commission. Tesla’s and SolarCity’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, Tesla and SolarCity undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The transaction will be submitted to the stockholders of each of SolarCity and Tesla for their consideration. In connection with the proposed merger, Tesla has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-213390) containing a joint proxy statement/prospectus of SolarCity and Tesla. The Registration Statement was declared effective by the SEC on October 12, 2016, and SolarCity and Tesla mailed the definitive joint proxy statement/prospectus to stockholders of SolarCity and Tesla on or about October 13, 2016. Tesla and SolarCity also plan to file other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website, www.sec.gov.

NO OFFER OR SOLICITATION

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on October 12, 2016. You can find more detailed information about SolarCity’s executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016.